Notification of cessation of +securities Notification of cessation of +securities 1 / 4 Announcement Summary Entity name RIO TINTO LIMITED Announcement Type New announcement Date of this announcement Monday April 25, 2022 Details of +securities that have ceased ASX +security code Security description Number of +securities that have ceased The +securities have ceased due to Date of cessation RIOAL SHARE RIGHTS 180,616 Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied 31/03/2022 Refer to next page for full details of the announcement EXHIBIT 99.15

Notification of cessation of +securities Notification of cessation of +securities 2 / 4 Part 1 - Announcement Details 1.1 Name of +Entity RIO TINTO LIMITED We (the entity named above) provide the following information about our issued capital. 1.2 Registered Number Type ABN Registration Number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.5 Date of this announcement 25/4/2022 New announcement

Notification of cessation of +securities Notification of cessation of +securities 3 / 4 Part 2 - Details of +equity securities or +debt securities that have ceased ASX +Security Code and Description RIOAL : SHARE RIGHTS Unquoted +equity securities that have ceased Number of securities that have ceased 180,616 Reason for cessation Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied Date of cessation 31/3/2022 Is the entity paying any consideration for the cessation? Any other information the entity wishes to notify to ASX about the cessation? No

Notification of cessation of +securities Notification of cessation of +securities 4 / 4 Part 3 - Issued capital following changes Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise: 3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX) ASX +security code and description Total number of +securities on issue RIO : ORDINARY FULLY PAID 371,216,214 3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue RIOAI : SPECIAL VOTING SHARE 1 RIOAK : DLC DIVIDEND SHARE 1 RIOAL : SHARE RIGHTS 3,549,125 Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.